RIVERSOURCE INVESTMENT SERIES, INC. - FORM N-SAR EXHIBITS

ITEM 77H:

For RiverSource Disciplined Large Cap Growth Fund:

For the fiscal period ended March 31, 2008, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC, through their initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.